SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

International load factor reaches 75.6% in February – 5.0 p.p. up

São Paulo, March 15, 2016 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B-, Fitch: CCC and Moody’s: Caa1), the largest low-cost and best-fare airline in Latin America hereby announces its preliminary air traffic figures for the month of February 2016 and the year to date (2M16). Comparisons refer to the same period of 2015.

GOL’s highlights

|           The volume of departures in the domestic market fell by 4.6% compared to February 2015.

|           Domestic supply declined by 1.4% over February 2015.

|           Domestic demand reduced by 3.5% in February, leading to a load factor of 75.5%, 1.6 p.p. less than in the same month last year.

|           In February, the international market’s volume of departures and capacity fell by 13.4% and 20.7%, respectively, while demand, declined by 15.1%, giving a load factor of 75.6%, up by 5.0p.p.

Operating data*	feb/16	feb/15	% Var.	2M16	2M15	% Var.	feb/16 YTD	feb/15 YTD	% Var.
Total System
Departures	23,381	24,644	-5.1%	52,068	54,284	-4.1%	313,686	318,636	-1.6%
ASK (mm)	3,837	4,000	-4.1%	8,654	8,993	-3.8%	49,404	50,017	-1.2%
RPK (mm)	2,896	3,048	-5.0%	6,858	7,199	-4.7%	38,069	38,728	-1.7%
Load Factor	75.5%	76.2%	-0.7 p.p	79.2%	80.1%	-0.8 p.p	77.1%	77.4%	-0.4 p.p
Pax on board	2,769	3,000	-7.7%	6,514	7,020	-7.2%	38,362	40,072	-4.3%
Domestic
Departures	22,139	23,210	-4.6%	49,367	51,233	-3.6%	297,124	301,430	-1.4%
ASK (mm)	3,393	3,440	-1.4%	7,677	7,798	-1.6%	43,327	43,663	-0.8%
RPK (mm)	2,561	2,653	-3.5%	6,090	6,316	-3.6%	33,676	34,198	-1.5%
Load Factor	75.5%	77.1%	-1.6 p.p	79.3%	81.0%	-1.7 p.p	77.7%	78.3%	-0.6 p.p
Pax on board	2,603	2,818	-7.6%	6,140	6,617	-7.2%	36,292	37,931	-4.3%
International
Departures	1,242	1,434	-13.4%	2,701	3,051	-11.5%	16,562	17,206	-3.7%
ASK (mm)	443	559	-20.7%	977	1,194	-18.2%	6,077	6,354	-4.4%
RPK (mm)	335	395	-15.1%	768	883	-13.1%	4,393	4,531	-3.0%
Load Factor	75.6%	70.6%	5.0 p.p	78.6%	73.9%	4.6 p.p	72.3%	71.3%	1.0 p.p
Pax on board	167	182	-8.3%	374	403	-7.3%	2,070	2,141	-3.3%

*Source: National Civil Aviation Agency (ANAC) and the Company for the current month

1	GOL Linhas Aéreas Inteligentes S.A.

International load factor reaches 75.6% in February – 5.0 p.p. up

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 900 daily flights to 68 destinations, 13 international, in South America and the Caribbean, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,192 cities in Brazil and more than 47 countries and 90 foreign destinations through international partnerships. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.